

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Via E-mail
Haim Tsuff, Chief Executive Officer
Isramco, Inc.
2425 West Loop South, Suite 810
Houston, TX 77027

      Re: **Isramco, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed March 17, 2014
               File No. 0-12500

Dear Mr. Tsuff:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director